Filed Pursuant to Rule 253(g)(2)

File No. 024-12362

Fundrise Growth eREIT VII, LLC

SUPPLEMENT NO. 10 DATED September 2, 2025

TO THE OFFERING CIRCULAR DATED November 21, 2024

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Growth eREIT VII, LLC (“we”, “our” or “us”), dated November 21, 2024 and filed by us with the Securities and Exchange Commission (the “Commission”) on November 21, 2024 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

  Declaration of dividend.

Declaration of Dividend

On September 1, 2025, the Manager of the Company declared a daily distribution of $0.0000684930 per share (the “September 2025 Daily Distribution Amount”) (which equates to approximately 0.25% on an annualized basis calculated at the current rate, assuming a $10.14 per share purchase price) for shareholders of record as of the close of business on each day of the period commencing on September 1, 2025 and ending on September 30, 2025 (the “September 2025 Distribution Period”). The distributions will be payable to shareholders of record as of the close of business on each day of the September 2025 Distribution Period and the distributions are scheduled to be paid prior to October 21, 2025. While the Company's Manager is under no obligation to do so, the annualized basis return assumes that the Manager will declare distributions in the future similar to the distributions disclosed herein.